SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 26, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ First Quarter Results 2021”, dated April 26, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of April 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q1 2021

Philips delivers Q1 sales of EUR 3.8 billion, with 9% comparable sales growth; net income amounts to EUR 40 million and Adjusted EBITA margin improves 390 basis points to 9.5%

Amsterdam, April 26, 2021

First-quarter highlights

  Following the agreement to sell the Domestic Appliances business to global investment firm Hillhouse Capital, this business is reported as a discontinued operation as of Q1 2021. Consequently, sales and results from the Domestic Appliances business are no longer included in the results of continuing operations.
  Group sales amounted to EUR 3.8 billion, with 9% comparable sales growth
  Comparable order intake decreased 5%, with double-digit growth in the Diagnosis & Treatment businesses and a double-digit decline in the Connected Care businesses on the back of 80% growth in Q1 2020
  Income from continuing operations was a loss of EUR 34 million. Excluding the impact of a provision related to precautionary actions to address a component quality issue, income from continuing operations improved by EUR 139 million year-on-year. Income from continuing operations was EUR 17 million in Q1 2020.
  Adjusted EBITA increased to EUR 362 million, or 9.5% of sales, compared to EUR 208 million, or 5.6% of sales in Q1 2020
  Operating cash flow improved to EUR 321 million, compared to EUR 181 million in Q1 2020
  Free cash flow was EUR 169 million, compared to an outflow of EUR 15 million in Q1 2020

Frans van Houten, CEO

“Despite the ongoing impact of COVID-19, our performance gained momentum with a strong 9% comparable sales growth and profitability improvement in the first quarter, with all business segments and markets contributing. We are encouraged by the strong 11% comparable order intake growth for the Diagnosis & Treatment businesses, and the strengthening performance of the Personal Health businesses. At the same time, the Connected Care businesses continued to successfully convert their strong order book, while comparable order intake decreased 27%, as anticipated following the 80% order intake growth for patient monitors and hospital ventilators in Q1 2020.

Our growth momentum is driven by our portfolio of innovative solutions, for example in the areas of precision diagnosis, image-guided therapy, and telehealth. Moreover, we continued to add long-term strategic partnerships with hospitals on the back of more than 50 new partnerships we signed in 2020. This illustrates our ability to meet the needs of today’s hospital leaders, across the globe, as they plan for the future.

In line with our plans, we signed an agreement to sell the Domestic Appliances business, which concludes our major divestments. We are pleased that we have found a good home for this business and we look forward to a successful partnership with the new owner, Hillhouse Capital. We are also pleased to have completed the acquisition of BioTelemetry and Capsule Technologies, which will further drive our transformation into a solutions company, and in particular further strengthen our position to improve patient care across care settings for multiple diseases and medical conditions.

Regretfully, we have identified a quality issue in a component that is used in certain sleep and respiratory care products, and are initiating all precautionary actions to address this issue, for which we have taken a EUR 250 million provision.

Looking ahead, while we continue to see uncertainty related to the impact of COVID-19 across the world, we see increased demand in the Diagnosis & Treatment and Personal Health businesses. We now plan to deliver low-to-mid-single-digit comparable sales growth for the Group in 2021 (compared to the earlier projection of low-single-digit growth), with an Adjusted EBITA margin improvement of 60-80 basis points."

Business segment performance

All business segments delivered comparable sales growth and increased Adjusted EBITA margin in the quarter, driven by sales growth and results of our productivity programs.

The Diagnosis & Treatment businesses recorded 9% comparable sales growth, with double-digit growth in Diagnostic Imaging, high-single-digit growth in Ultrasound, and mid-single-digit growth in Image-Guided Therapy. Comparable order intake showed 11% growth, driven by Diagnostic Imaging and Image-Guided Therapy. The Adjusted EBITA margin increased to 8.7%.

Comparable sales in the Connected Care businesses increased 7%, led by double-digit growth in Hospital Patient Monitoring. Comparable order intake showed a 27% decrease, as anticipated following the steep 80% increase in Q1 2020. The Adjusted EBITA margin increased to 12.8%.

The Personal Health businesses recorded comparable sales growth of 17%, with double-digit growth in Personal Care and mid-single-digit growth in Oral Healthcare. The Adjusted EBITA margin increased to 14.3%.

Philips’ ongoing focus on innovation and partnerships resulted in the following key developments in the quarter:

  Philips signed multiple new long-term strategic partnerships in North America, Europe and Asia, including a 5-year agreement with Spanish healthcare group Vithas. Philips will provide Vithas with diagnostic imaging systems combined with advanced informatics, and image-guided therapy solutions, to enhance patient care.
  Strong traction for Philips’ diagnostic and therapeutic catheter portfolio, which includes innovations such as Philips’ coronary and peripheral IVUS catheters, coupled with the resumption of elective procedures, resulted in a return to double-digit growth for the Image-Guided Therapy Devices business in the quarter.
  Philips received US FDA clearance for its SmartCT (Cone Beam CT) application for the Azurion image-guided therapy system, which provides interventionalists with CT-like 3D images to enhance procedural outcomes and fits seamlessly into existing workflows. An industry-first, Philips also introduced ClarifEye Augmented Reality Surgical Navigation, advancing minimally invasive spine procedures in the hybrid operating room.
  Philips expanded its Incisive CT platform with the launch of the AI-enabled Precise Suite, delivering smart workflows from image acquisition to reporting, with image reconstruction, automated patient positioning, and real-time interventional guidance to drive precision in dose, speed, and image quality.
  Philips produced its 100 millionth OneBlade, just 5 years after its launch in 2016. The Philips OneBlade has disrupted shaving markets worldwide, creating a new category for shaving, trimming, and edging. Philips also introduced the Lumea IPL 9000 series with SenseIQ technology for personalized hair removal, which is available through a Try&Buy subscription model in Germany, the Netherlands and other countries.
  Expanding its remote patient management offering, Philips introduced the Medical Tablet, a portable monitoring kit designed to help clinicians remotely monitor larger patient populations during emergency situations. This new offering, which is available in North America, Europe and Japan, provides remote access to patient data to improve workflows and better manage increased patient volumes.

Cost savings

In the first quarter, procurement savings amounted to EUR 44 million. Overhead and other productivity programs delivered savings of EUR 53 million.

Regulatory update

Philips has determined from user reports and testing that there are possible risks to users related to the sound abatement foam used in certain of Philips' sleep and respiratory care devices currently in use. The risks include that the foam may degrade under certain circumstances, influenced by factors including use of unapproved cleaning methods, such as ozone*), and certain environmental conditions involving high humidity and temperature. The majority of the affected devices are in the first-generation DreamStation product family. Philips’ recently launched next-generation CPAP platform, DreamStation 2, is not affected. Philips is in the process of engaging with the relevant regulatory agencies regarding this matter and initiating appropriate actions to mitigate these possible risks. Given the estimated scope of the intended precautionary actions on the installed base, Philips has taken a provision of EUR 250 million.

Domestic Appliances

On March 25, 2021, Philips announced that it had signed an agreement to sell its Domestic Appliances business. As of the first quarter of 2021, the Domestic Appliances business (which was previously part of the Personal Health segment) is reported as a discontinued operation. Philips will continue to consolidate Domestic Appliances under International Financial Reporting Standards (IFRS) until the sale is completed. Further details of the restatement have been published on the Philips Investor Relations website and can be accessed here. The Personal Health segment in this report is presented without the results of the Domestic Appliances business.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q1 20201)	Q1 2021
Sales	3,693	3,827
Nominal sales growth	2%	4%
Comparable sales growth2)	(1)%	9%
Comparable order intake2)	24%	(5)%
Income from operations	9	(52)
as a % of sales	0.2%	(1.4)%
Financial expenses, net	(19)	(6)
Investments in associates, net of income taxes	(4)	8
Income tax	30	16
Income from continuing operations	17	(34)
Discontinued operations, net of income taxes	22	73
Net income	39	40
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	0.02	(0.04)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted2)	0.14	0.28
Net income attributable to shareholders3) (in EUR) - diluted	0.04	0.04
EBITA2)	92	61
as a % of sales	2.5%	1.6%
Adjusted EBITA2)	208	362
as a % of sales	5.6%	9.5%
Adjusted EBITDA2)	445	579
as a % of sales	12.0%	15.1%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales growth was 9%, with double-digit growth in the Personal Health businesses and high-single-digit growth in the Diagnosis & Treatment and Connected Care businesses.
  Comparable order intake declined by 5%, with double-digit growth in the Diagnosis & Treatment businesses, offset by a double-digit decline in the Connected Care businesses, as anticipated following the exceptional demand for patient monitors and hospital ventilators in Q1 2020.
  Adjusted EBITA increased by EUR 154 million and the margin increased by 390 basis points compared to Q1 2020, driven by sales growth and productivity measures.
  Amortization of acquired intangible assets includes an impairment of EUR 55 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to EUR 301 million, compared to EUR 116 million in Q1 2020. Q1 2021 includes a provision of EUR 250 million related to precautionary actions to address a component quality issue, restructuring charges of EUR 19 million, acquisition-related charges of EUR 30 million offset by a EUR 41 million gain related to the re-measurement of a contingent consideration liability, and EUR 22 million of separation costs related to the Domestic Appliances business.
  Financial income and expenses resulted in an expense of EUR 6 million, compared to EUR 19 million in Q1 2020. Q1 2021 includes gains from the increase in value of our minority participations.
  Income tax benefit decreased by EUR 14 million year-on-year, mainly due to a one-off non-cash benefit from a decrease in tax rate in Q1 2020, partly offset by lower income in Q1 2021.
  As of Q1 2021, Philips reports the results of the Domestic Appliances business as a discontinued operation. Net income from discontinued operations increased by EUR 51 million year-on-year, mainly due to sales growth in the Domestic Appliances business.
  Net income was flat year-on-year, with a provision related to product quality and higher amortization, offset by an increase in net income from discontinued operations.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q1 2020	Q1 2021	nominal	comparable1)
Western Europe	733	791	8%	9%
North America	1,585	1,534	(3)%	2%
Other mature geographies	424	454	7%	12%
Total mature geographies	2,741	2,779	1%	5%
Growth geographies	951	1,048	10%	21%
Philips Group	3,693	3,827	4%	9%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Amounts may not add up due to rounding

  Sales in growth geographies increased by 21% on a comparable basis, driven by double-digit growth in all main markets. In mature geographies, sales increased by 5% on a comparable basis, with high-single-digit growth in Western Europe, low-single-digit growth in North America, and double-digit growth in other mature geographies.

Cash and cash equivalents balance

in millions of EUR

	Q1 2020	Q1 2021
Beginning cash balance	1,425	3,226
Free cash flow1)	(15)	169
Net cash flows from operating activities	181	321
Net capital expenditures	(196)	(152)
Other cash flows from investing activities	(20)	(2,891)
Treasury shares transactions	(143)	3
Changes in debt	956	457
Other cash flow items	(13)	47
Net cash flows from discontinued operations	(47)	69
Ending cash balance	2,143	1,080
of which discontinued operations		40
of which continuing operations		1,040
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Net cash flows from operating activities increased by EUR 140 million, mainly due to better working capital management.
  Other cash flows from investing activities mainly includes transactions related to the acquisitions of BioTelemetry and Capsule Technologies amounting to EUR 2.8 billion.
  Treasury shares transactions includes cash outflows from share repurchases for Long-Term Incentive and employee stock purchase plans and cash receipts from Long-Term Incentive participants due to the exercise of options. Q1 2020 also included share repurchases for capital reduction purposes.
  Changes in debt mainly includes the draw-down of two new bilateral loans amounting to a total of EUR 500 million.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2020	March 31, 2021
Long-term debt	5,705	5,877
Short-term debt	1,229	1,742
Total debt	6,934	7,619
Cash and cash equivalents	3,226	1,040
Net debt	3,708	6,579
Shareholders' equity	11,870	12,493
Non-controlling interests	31	33
Group equity	11,901	12,526
Net debt : group equity ratio1)	24:76	34:66
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  The change in composition of net debt to group equity in Q1 2021 was mainly due to the acquisitions of BioTelemetry and Capsule Technologies.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2020	Q1 2021
Sales	1,827	1,856
Sales growth
Nominal sales growth	6%	2%
Comparable sales growth1)	2%	9%
Income from operations	9	93
as a % of sales	0.5%	5.0%
EBITA1)	41	178
as a % of sales	2.2%	9.6%
Adjusted EBITA1)	117	162
as a % of sales	6.4%	8.7%
Adjusted EBITDA1)	189	228
as a % of sales	10.3%	12.3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 9%, with double-digit growth in Diagnostic Imaging, high-single-digit growth in Ultrasound and Enterprise Diagnostic Informatics, and mid-single-digit growth in Image-Guided Therapy.
  Comparable sales in growth geographies showed double-digit growth, with double-digit growth in China. Mature geographies recorded mid-single-digit growth, with high-single-digit growth in Western Europe and double-digit growth in other mature geographies, partly offset by flat year-on-year growth in North America.
  Adjusted EBITA increased by EUR 45 million, resulting in a margin of 8.7%, mainly driven by sales growth and productivity measures.
  Amortization of acquired intangible assets includes an impairment of EUR 55 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 15 million, compared to charges of EUR 76 million in Q1 2020. Q1 2021 includes restructuring charges of EUR 11 million, and acquisition-related charges of EUR 13 million offset by a EUR 41 million gain related to the re-measurement of a contingent consideration liability. In Q2 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2020	Q1 2021
Sales	1,107	1,161
Sales growth
Nominal sales growth	9%	5%
Comparable sales growth1)	7%	7%
Income from operations	44	(158)
as a % of sales	4.0%	(13.6)%
EBITA1)	78	(134)
as a % of sales	7.0%	(11.5)%
Adjusted EBITA1)	109	149
as a % of sales	9.8%	12.8%
Adjusted EBITDA1)	154	191
as a % of sales	13.9%	16.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 7%, with double-digit growth in Hospital Patient Monitoring, partly offset by a mid-single-digit decline in Sleep & Respiratory Care.
  Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in Latin America, India and Central & Eastern Europe, partly offset by China. Mature geographies recorded mid-single-digit growth, with mid-single-digit growth in North America, low-single-digit growth in Western Europe, and double-digit growth in other mature geographies.
  Adjusted EBITA increased by EUR 40 million, resulting in a margin of 12.8%, mainly driven by sales growth and productivity measures.
  Restructuring, acquisition-related and other charges were EUR 282 million, compared to EUR 31 million in Q1 2020. Q1 2021 includes a provision of EUR 250 million related to precautionary actions to address a component quality issue and EUR 22 million of restructuring and acquisition-related charges. In Q2 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2020	Q1 2021
Sales	668	734
Sales growth
Nominal sales growth	(13)%	10%
Comparable sales growth1)	(14)%	17%
Income from operations	38	100
as a % of sales	5.7%	13.6%
EBITA1)	42	104
as a % of sales	6.3%	14.2%
Adjusted EBITA1)	49	105
as a % of sales	7.3%	14.3%
Adjusted EBITDA1)	79	131
as a % of sales	11.8%	17.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 17%, with double-digit growth in Personal Care and mid-single-digit growth in Oral Healthcare.
  Comparable sales in growth geographies showed double-digit growth, with double-digit growth in all main markets. Mature geographies recorded double-digit growth, with double-digit growth in Western Europe and high-single-digit growth in North America.
  Adjusted EBITA increased by EUR 56 million, resulting in a margin of 14.3%, due to sales growth and productivity measures, partly offset by higher investments in advertising & promotion.
  Restructuring, acquisition-related and other charges amounted to EUR 1 million, compared to EUR 7 million in Q1 2020. In Q2 2021, there is not expected to be material expenditure in terms of restructuring, acquisition-related or other charges.

Other

Key data

in millions of EUR

	Q1 2020	Q1 2021
Sales	90	76
Income from operations	(82)	(87)
EBITA1)	(68)	(86)
Adjusted EBITA1) of:	(66)	(53)
IP Royalties	45	31
Innovation	(52)	(35)
Central costs	(44)	(46)
Other	(15)	(4)
Adjusted EBITDA1)	24	29
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales decreased by EUR 14 million, mainly due to lower royalty income.
  The increase in Adjusted EBITA in line item Other mainly relates to movements in environmental provisions.
  Restructuring, acquisition-related and other charges amounted to EUR 33 million, compared to EUR 2 million in Q1 2020. Q1 2021 includes EUR 22 million of separation costs related to the Domestic Appliances business. In Q2 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about our strategy; estimates of sales growth; future Adjusted EBITA; future restructuring and acquisition-related charges and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic, political and societal changes; Philips’ increasing focus on health technology and solutions; the successful completion of divestments such as the disentanglement and divestment of our Domestic Appliances businesses; the realization of Philips’ objectives in growth geographies; business plans and integration of acquisitions; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; COVID-19 and other pandemics; breaches of cybersecurity; IT system changes or failures; the effectiveness of our supply chain; challenges to drive operational excellence, productivity and speed in bringing innovations to market; attracting and retaining personnel; future trade arrangements following Brexit; compliance with regulations and standards including quality, product safety and data privacy; compliance with business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post- retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.  For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2020.

Philips has taken a provision of EUR 250 million related to precautionary actions to address a component quality issue, which is Philips’ current best estimate for the expected related costs. The actual amounts of the costs, are dependent on a number of factors the outcome of which is uncertain, and, as a consequence, the amount of the provision may change at a future date.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2020.

Fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2020. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2020.

In 2020, Philips revised the definition of net finance expenses used in the calculation of Adjusted income from continuing operations attributable to shareholders, to exclude fair value movements of limited life fund investments recognized at fair value through profit and loss. This change leads to more relevant information as the fair value movements are not indicative of Philips' performance. The fair value movements do not represent cash items. Philips believes making this change is helpful for investors to evaluate Philips' performance.

Per share and weighted average share calculations have been adjusted for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

As announced on March 25, 2021, Philips has signed an agreement to sell its Domestic Appliances business. As of the first quarter of 2021, the Domestic Appliances business is presented as a discontinued operation. In this report, comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation. Further details of the restatement have been published on the Philips Investor Relations website and can be accessed here.

Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q1
	2020	2021
Sales	3,693	3,827
Cost of sales	(2,042)	(2,340)
Gross margin	1,651	1,487
Selling expenses	(1,019)	(986)
General and administrative expenses	(149)	(173)
Research and development expenses	(466)	(424)
Other business income	3	50
Other business expenses	(10)	(6)
Income from operations	9	(52)
Financial income	33	36
Financial expenses	(52)	(42)
Investment in associates, net of income taxes	(4)	8
Income before taxes	(14)	(50)
Income tax expense	30	16
Income from continuing operations	17	(34)
Discontinued operations, net of income taxes	22	73
Net income	39	40
Attribution of net income
Income from continuing operations attributable to shareholders1)	16	(34)
Net income attributable to shareholders1)	38	39
Net income attributable to non-controlling interests	1	1
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):1)
- basic	907,382	905,240
- diluted	915,760	913,837
Income from continuing operations attributable to shareholders1)
- basic	0.02	(0.04)
- diluted	0.02	(0.04)
Net income attributable to shareholders1)
- basic	0.04	0.04
- diluted	0.04	0.04
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2020 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020.

Sales growth composition

in %

	Q1 2021
	nominal growth	consolidation changes	currency effects	comparable growth
2021 versus 2020
Diagnosis & Treatment	1.6%	0.0%	7.4%	9.0%
Connected Care	4.9%	(5.9)%	7.6%	6.5%
Personal Health	9.9%	0.0%	7.5%	17.3%
Philips Group	3.6%	(1.8)%	7.3%	9.1%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q1
	2020	2021
Net income	39	40
Discontinued operations, net of income taxes	(22)	(73)
Income from continuing operations	17	(34)
Continuing operations non-controlling interests	(1)	(1)
Income from continuing operations attributable to shareholders 1)	16	(34)
Adjustments for:
Amortization and impairment of acquired intangible assets	84	113
Restructuring and acquisition-related charges	61	9
Other items	55	292
Net finance expenses2)	(14)	(21)
Tax impact of adjusted items	(77)	(99)
Adjusted income from continuing operations attributable to shareholders 1)	124	260
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted3)	0.02	(0.04)
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted3)	0.14	0.28
1) Shareholders refers to shareholders of Koninklijke Philips N.V. 2) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information. 3) Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2021
Net income	40
Discontinued operations, net of income taxes	(73)
Income tax expense	(16)
Investments in associates, net of income taxes	(8)
Financial expenses	42
Financial income	(36)
Income from operations	(52)	93	(158)	100	(87)
Amortization and impairment of acquired intangible assets	113	84	24	4	1
EBITA	61	178	(134)	104	(86)
Restructuring and acquisition-related charges	9	(17)	22	1	3
Other items	292	2	260	-	30
Adjusted EBITA	362	162	149	105	(53)

Q1 2020
Net income	39
Discontinued operations, net of income taxes	(22)
Income tax expense	(30)
Investments in associates, net of income taxes	4
Financial expenses	52
Financial income	(33)
Income from operations	9	9	44	38	(82)
Amortization and impairment of acquired intangible assets	84	32	34	4	14
EBITA	92	41	78	42	(68)
Restructuring and acquisition-related charges	61	43	11	7	1
Other items	55	33	20	-	1
Adjusted EBITA	208	117	109	49	(66)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2021
Net income	40
Discontinued operations, net of income taxes	(73)
Income tax expense	(16)
Investments in associates, net of income taxes	(8)
Financial expenses	42
Financial income	(36)
Income from operations	(52)	93	(158)	100	(87)
Depreciation, amortization and impairments of fixed assets and acquired intangible assets	332	152	66	30	83
Restructuring and acquisition-related charges	9	(17)	22	1	3
Other items	292	2	260	-	30
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(1)	(2)			-
Adjusted EBITDA	579	228	191	131	29

Q1 2020
Net income	39
Discontinued operations, net of income taxes	(22)
Income tax expense	(30)
Investments in associates, net of income taxes	4
Financial expenses	52
Financial income	(33)
Income from operations	9	9	44	38	(82)
Depreciation, amortization and impairments of fixed assets and acquired intangible assets	353	136	79	34	104
Restructuring and acquisition-related charges	61	43	11	7	1
Other items	55	33	20	-	1
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(32)	(32)	-	-
Adjusted EBITDA	445	189	154	79	24
	January to March
	2020	2021
Net cash provided by operating activities	181	321
Net capital expenditures	(196)	(152)
Purchase of intangible assets	(25)	(15)
Expenditures on development assets	(74)	(60)
Capital expenditures on property, plant and equipment	(103)	(78)
Proceeds from disposals of property, plant and equipment	6	1
Free cash flow	(15)	169

Philips statistics

in millions of EUR unless otherwise stated

	2020				2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,693	3,974	4,411	5,235	3,827
Comparable sales growth1)	(1)%	(5)%	10%	6%	9%
Comparable order intake1)	24%	27%	(18)%	7%	(5)%
Gross margin	1,651	1,660	1,984	2,525	1,487
as a % of sales	44.7%	41.8%	45.0%	48.2%	38.9%
Selling expenses	(1,019)	(964)	(971)	(1,109)	(986)
as a % of sales	(27.6)%	(24.3)%	(22.0)%	(21.2)%	(25.8)%
G&A expenses	(149)	(155)	(156)	(160)	(173)
as a % of sales	(4.0)%	(3.9)%	(3.5)%	(3.1)%	(4.5)%
R&D expenses	(466)	(434)	(456)	(465)	(424)
as a % of sales	(12.6)%	(10.9)%	(10.3)%	(8.9)%	(11.1)%
Income from operations	9	205	396	654	(52)
as a % of sales	0.2%	5.2%	9.0%	12.5%	(1.4)%
Net income	39	210	340	607	40
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.02	0.21	0.30	0.55	(0.04)
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)3)	0.14	0.27	0.50	0.83	0.28
EBITA1)	92	364	456	872	61
as a % of sales	2.5%	9.2%	10.3%	16.7%	1.6%
Adjusted EBITA1)	208	390	684	995	362
as a % of sales	5.6%	9.8%	15.5%	19.0%	9.5%
Adjusted EBITDA1)	445	630	924	1,263	579
as a % of sales	12.0%	15.9%	20.9%	24.1%	15.1%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. 3) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

Philips statistics

in millions of EUR unless otherwise stated

	2020				2021
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,693	7,667	12,078	17,313	3,827
Comparable sales growth1)	(1)%	(3)%	2%	3%	9%
Comparable order intake1)	24%	26%	10%	9%	(5)%
Gross margin	1,651	3,310	5,295	7,820	1,487
as a % of sales	44.7%	43.2%	43.8%	45.2%	38.9%
Selling expenses	(1,019)	(1,984)	(2,955)	(4,064)	(986)
as a % of sales	(27.6)%	(25.9)%	(24.5)%	(23.5)%	(25.8)%
G&A expenses	(149)	(304)	(460)	(620)	(173)
as a % of sales	(4.0)%	(4.0)%	(3.8)%	(3.6)%	(4.5)%
R&D expenses	(466)	(901)	(1,357)	(1,822)	(424)
as a % of sales	(12.6)%	(11.8)%	(11.2)%	(10.5)%	(11.1)%
Income from operations	9	214	610	1,264	(52)
as a % of sales	0.2%	2.8%	5.1%	7.3%	(1.4)%
Net income	39	249	588	1,195	40
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.02	0.23	0.53	1.08	(0.04)
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)3)	0.14	0.41	0.91	1.74	0.28
EBITA1)	92	456	912	1,784	61
as a % of sales	2.5%	5.9%	7.6%	10.3%	1.6%
Adjusted EBITA1)	208	598	1,282	2,277	362
as a % of sales	5.6%	7.8%	10.6%	13.2%	9.5%
Adjusted EBITDA1)	445	1,075	1,999	3,262	579
as a % of sales	12.0%	14.0%	16.6%	18.8%	15.1%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	887,579	891,301	909,472	905,128	905,289
Shareholders' equity per common share (in EUR)	13.66	12.29	12.89	13.11	13.80
Net debt : group equity ratio1)	28:72	31:69	29:71	24:76	34:66
Total employees of continuing operations	73,568	73,675	73,982	75,001	77,343
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. 3) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

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